Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director

The Company was notified on 17 December 2008 that, on 17 December 2008, Todd Stitzer acquired 150,000 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £3.92 per share. All shares were disposed of on the same day at an aggregate price of £5.45 per share.

Following these transactions, Todd Stitzer has an interest in 642,059 shares in the capital of the Company. He also has a conditional interest in a further 900,855 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

This transaction was carried out in London.

This announcement was made under Disclosure and Transparency Rule 3.1.4R(1).

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

18 December 2008